

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 13, 2017

Via E-mail
Stephen Brown
Chief Financial Officer
NanoVibronix, Inc.
9 Derech Hashalom Street
Nesher, Israel 36651

Re: **NanoVibronix, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 15, 2017
File No. 001-36445

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

1. Revise this statement and other applicable sections of future filings to use parentheses to clearly show Operating loss, Loss before taxes on income, Net loss, and Total comprehensive loss as negative amounts, similar to your presentations of the net loss per share amounts here and net loss in the statements of cash flows.

Exhibits 31.1 and 31.2 Certifications Pursuant to Rule 13-a-14(a)

2.   On page 48, you correctly include Management's Report on Internal Control over Financial Reporting as of December 31, 2016. Please amend the filing to provide currently dated certifications that are consistent with the language in Item 601(b)(31) of Regulation S-K, including the required language pertaining to your the internal control over financial reporting in the introduction to paragraph 4 and paragraph 4(b) in its entirety. This comment also applies to your Form 10-Q for the period ended March 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618, or me at (202) 551-3671with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery